Exhibit 99.1

LE GAGA HOLDINGS LIMITED ANNOUNCES

SHAREHOLDERS’ APPROVAL OF MERGER AGREEMENT

HONG KONG, October 22, 2014 — Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or the “Company”), a leading greenhouse vegetable producer in China, today announced that at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to approve the previously announced agreement and plan of merger dated as of July 30, 2014 (the “merger agreement”), among the Company, Harvest Parent Limited (“Parent”) and Harvest Merger Limited (“Merger Sub”), a company wholly-owned by Parent, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached to the merger agreement (the “plan of merger”), and the transactions contemplated by the merger agreement, including the merger (as defined below). Under the terms of the merger agreement, at the effective time of the merger, Merger Sub will be merged with and into the Company (the “merger”), with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent after the merger.

All of the Company’s ordinary shares entitled to vote at the extraordinary general meeting were voted in person or by proxy at today’s meeting. The proposal to approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, received approval from holders of approximately 98.4% of the ordinary shares present and voting in person or by proxy at the extraordinary general meeting.

Completion of the merger is subject to the satisfaction or waiver of the conditions set forth in the merger agreement. The Company will work with the other parties to the merger agreement to satisfy all other conditions precedent to the merger set forth in the merger agreement and complete the merger as quickly as possible.

Upon completion of the merger, the Company will become a privately held company and its American depositary shares, each representing 50 ordinary shares, will no longer be listed on the NASDAQ Global Select Market.

About Le Gaga Holdings Limited (NASDAQ:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions for the merger may not be satisfied or waived, and other risks and uncertainties discussed in Le Gaga’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Le Gaga does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about Le Gaga, please visit the Company’s website at www.legaga.com.hk. For more information, please contact:

PRChina

Jane Liu	Henry Chik

Tel: (852) 2522 1838	Tel: (852) 2522 1368

Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk